SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Date: April 15, 2009
UBS AG
(Registrant’s Name)
Bahnhofstrasse 45, CH-8001 Zurich, Switzerland, and
Aeschenvorstadt 1, CH-4051 Basel, Switzerland
(Registrant’s Address)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑                     Form 40-F ☐

This Form 6-K consists of the Media Release that appears immediately following this page.

UBS AG

Media Relations
Tel. +41-44-234 85 00

www.ubs.com

15 April 2009
Media release
UBS AGM: pre-announcement of key elements of the first-quarter results, further cost-saving measures and strategy
Zurich/Basel, 15 April 2009 — The speech by Oswald J. Grübel, Group CEO, at today’s annual general meeting (AGM) in Zurich contains the following key messages and financial information:
•	UBS estimates that it will report a loss attributable to shareholders of almost CHF 2 billion in first quarter 2009. The loss stems from a negative contribution totaling roughly CHF 3.9 billion due to losses on previously disclosed illiquid risk positions, credit loss expenses and valuation adjustments on the last positions transferred to a fund controlled by the Swiss National Bank. The outlook for remaining risk positions has not changed materially.

•	Thanks to a further reduction of its balance sheet and risk-weighted assets, UBS, despite this quarterly loss, expects to have a tier 1 capital ratio of roughly 10% at the end of March 2009.

•	Despite some initial positive signs, UBS will close the first quarter with an overall outflow of net new money. The business division Wealth Management & Swiss Bank recorded a net outflow of approximately CHF 23 billion. This outflow was mainly recorded after the announcement of the settlements with US authorities in connection with their investigations into our cross-border services for US private clients. On the other hand, Wealth Management Americas recorded a positive result, with net new money of around CHF 16 billion.

•	In order to adapt its size to the changed market conditions and lower levels of business, UBS is planning cost savings by the end of 2010 of approximately CHF 3.5 to 4 billion compared to 2008 levels.

•	UBS seeks to realize substantial cost savings in all areas. Major job cuts are unfortunately unavoidable. UBS expects to reduce the number of its employees to about 67,500 in 2010. At the end of March 2009 UBS employed 76,200 people in over 50 countries. Some of these job cuts will be in Switzerland.

Media Relations
15 April 2009 Page 2 of 2
•	In the future UBS will maintain its core business — international wealth management and the Swiss banking business — alongside its global expertise in investment banking and asset management. UBS will continue to reduce risks.

•	UBS will exit high-risk and unpromising businesses. The bank is currently conducting a review to make clear decisions about which businesses it will remain active in and grow, and which it will exit.

•	In his speech Oswald Grübel noted: “We know where we have to set to work. It will be a long road back to success without any quick fixes. Rather, we will move forward step by step in a rigorous and disciplined manner.”

•	The AGM speeches are available at www.ubs.com/agm. Further details regarding the first-quarter results, cost-saving measures and strategy will be published on 5 May 2009.
UBS

INCORPORATION BY REFERENCE
     This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Numbers 33-153882; 333-156695; and 333-156695-01 to -17) and Form S-8 (Registration Numbers 333-57878; 333-50320; 333-49216; 333-49214; 333-49212; 333-49210; 333-103956; 333-127180; 333-127182; 333-127183; and 333-127184) and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG
By:	/s/ Louis Eber
	Name:	Louis Eber
	Title:	Managing Director

By:	/s/ Niall O’Toole
	Name:	Niall O’Toole
	Title:	Executive Director

Date: April 15, 2009